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                                                                  Exhibit (a)(8)

                                                                    INFORMATION

                                                          For Immediate Release
                                                              November 12, 2003
                                                          Contact: 513-271-3700
                                                              John A. Kraeutler


                  MERIDIAN BIOSCIENCE ANNOUNCES EXCHANGE OFFER
                     FOR AND PLANS TO REDEEM 7% CONVERTIBLE
                        SUBORDINATED DEBENTURES DUE 2006


Meridian Bioscience, Inc., Cincinnati, Ohio (NASDAQ: VIVO) today announced that it has commenced an offer to exchange $16.0 million principal amount of new Convertible Subordinated Debentures due 2013 for an equal principal amount of its outstanding 7% Convertible Subordinated Debentures due 2006. The new debentures will bear interest at 5% per year, payable semi-annually each March 1 and September 1. The principal amount of the new debentures will be due on September 1, 2013. Meridian Bioscience may prepay the new debentures at any time after September 1, 2004, subject to prepayment premiums ranging from 3% to 1% during the period from September 1, 2004 through August 31, 2006. The new debentures are convertible into common shares of Meridian Bioscience at anytime at a conversion price of $14.50 per share. The existing 7% debentures are convertible at $16.09 per share. Like the existing debentures, the new debentures will be unsecured obligations of Meridian Bioscience, subordinated and subject in right of payment to all existing and future senior indebtedness. LaSalle Bank, National Association will serve as trustee.

The exchange offer will be made only through and upon the terms and conditions described in Meridian Bioscience's offering circular dated November 12, 2003, and related letter of transmittal. The offer is not conditioned upon a minimum amount of existing debentures being tendered but is subject to a maximum of $16 million in existing debentures being accepted for exchange. There is $20 million in principal amount of the existing debentures outstanding. The officers and directors of the Company who hold the 7% Debentures have indicated they will tender for exchange of all their current debentures for new 5% Debentures.

Following the successful exchange of $16 million in existing debentures, Meridian Bioscience plans to commence redeeming the remaining $4 million in existing debentures at par value. The effects of a successful exchange and redemption include reducing interest expense by approximately $500,000 per year, extending convertible subordinated debt maturity by 7 years and reducing the number of shares issuable under convertible debentures from 1,243,000 to 1,103,000. If less than $16,000,000 in existing debentures is exchanged in the exchange offer, the Company may redeem all or a portion of the unexchanged existing debentures for cash at par plus accrued interest or may keep all or a portion of the remaining existing debentures outstanding until maturity in September 2006.

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The exchange offer and related withdrawal rights will expire at 12:00 midnight
EST, on December 11, 2003, unless extended by the Company. LaSalle Bank, National Association will act as exchange agent for the offer. The Information Agent for the exchange offer is D.F. King & Co., Inc.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities of Meridian Bioscience. Meridian Bioscience has filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission. The Tender Offer Statement (including an offering circular, a related letter of transmittal and other offer documents) contains important information that should be read carefully before any decision is made with respect to the offer. The offering circular, the related letter of transmittal and certain other documents are being sent to all holders of Meridian Bioscience existing debentures, at no expense to them. The Tender Offer Statement (including the offering circular, the related letter of transmittal and all other documents filed with the Securities and Exchange Commission) are available at no charge at the Securities and Exchange Commission website at http://sec.gov.

Investors may also contact Meridian Bioscience's Agent, D.F. King & Co., Inc. to obtain information about the exchange offer, including copies of the offering circular and related documents.

Meridian is a fully integrated life science company that manufactures, markets and distributes a broad range of innovative diagnostic test kits, purified reagents and related products and offers biopharmaceutical enabling technologies. Utilizing a variety of methods, these products provide accuracy, simplicity and speed in the early diagnosis and treatment of common medical conditions, such as gastrointestinal, viral, urinary and respiratory infections. All Meridian products are used outside of the human body and require little or no special equipment. The Company's products are designed to enhance patient well-being while reducing the total outcome costs of healthcare. Meridian has strong market positions in the areas of gastrointestinal and upper respiratory infections, serology, parasitology and fungal disease diagnosis. In addition, Meridian is a supplier of rare reagents and specialty biologicals. The Company markets its products to hospitals, reference laboratories, research centers, veterinary testing centers and physician offices in more than 60 countries around the world. The Company's shares are traded through Nasdaq's National Market, symbol VIVO. Meridian's website address is www.meridianbioscience.com

Company                               Information Agent
-------                               -----------------
Meridian Bioscience, Inc.             D.F. King & Co., Inc.
(513) 272-5228                        Banks and Brokerage firms please
Attention: Brenda Hughes              call (212) 269-5550; all others call toll
Executive Assistant                   free (888) 887-1266